December 31, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Maryse Mills-Apenteng, Special Counsel

Re:
Aspyra, Inc.
Preliminary Revised Information Statement on Schedule 14C
Filed November 23, 2009 (File No. 001-13268)
Amendment No. 1 to Preliminary Transaction Statement on Schedule 13E-3
Filed November 23, 2009 (File No. 005-34708)

Ladies and Gentlemen:

  On behalf of Aspyra, Inc. (the "Company" or “Aspyra”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filings as set forth in the comment letter of December 9, 2009.

Schedule 13E-3

1.           Please advise us as to what consideration was given to whether Mr. Bradford Peters is anaffiliate engaged in the going private transaction and accordingly, should be a filingperson on the Schedule 13E-3.  Alternatively, please revise the Schedule 13E-3 to include him as a filing person.  For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.  Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements on Schedule 13E-3.  Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to this comment.

Response:

The Company has determined that Mr. Bradford Peters is not a filing person on the Schedule 13E-3. Mr. Peters is a passive investor in the Company, is not involved in the management of the Company and was not involved in the decision to effect a reverse split and deregister the Company’s common stock under the Exchange Act. Furthermore, Mr. Peters’s approval was not required for the reverse split, as the Company had sufficient votes from other shareholders.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

2.           We note your disclosure that all information contained in the Schedule 13E-3 concerningany ofthe filing parties has been provided by such filing parties and no filing party, including Aspyra,takes responsibility for the accuracy of any information not supplied by such filing party.  As each of the filing persons is a signatory to the Schedule 13E-3, the cited statement is inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Response:

The apparent disclaimer has been removed from the Schedule 13E-3 in accordance with the Staff’s comment.

Item 5. Past Contacts, Transaction, Negotiations and Agreements, page 2

3.           We note your reference to the sections “Reasons for the Reverse Split” and “Effects of theReverse Split on our Affiliates;” however, the referenced disclosure in the information statementdoes not appear to include all of the information required by Item 1005(a) or (e) of Regulation M-A.  Please revise or advise us.

Response:

A new section, “Related Party Transactions”, which includes information required by Item 1005(a) and (e) of Regulation M-A, has been added to the 14C, and the 13E-3 has been revised to include a reference to the “Related Party Transactions” section of the 14C.

Schedule 14C

General

4.           We note that you have already obtained the approval of the holders of 65% of theoutstanding shares of common stock.  Please provide support for this percentage and identifyeach of the shareholders who granted approvals.  Please also provide us with your analysis as tohow you complied with the federal proxy rules in obtaining these approvals.

Response:

The shareholders who approved the reverse stock split are as follows:

Name of shareholder	Number of shares
Icon Capital Partners LP	171,818
Cascoh, Inc.	580,141
J. Shawn Chalmers Revocable Trust D/T/D 8/13/96	2,289,660
Todd Tumbleson	842,023
David & Lisa Suzanne Orscheln UTA 8/22/01	977,547
Joe C. Higday Revocable Trust	341,818
Bradford G. Peters	2,269,711
C. Ian Sym-Smith	1,562,982
Paul J. Solit	1,093,238
Ann & Lynn Krueger	1,005,908
Total	11,134,846

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

The 11,134,846 shares voted in favor of the reverse split represent approximately 64.7% of the 17,201,327 shares issued and outstanding. The total number of shareholders who provided their consent for the reverse split is ten. Accordingly, the Company complied with the federal proxy rules in obtaining these approvals.

5.           We note that in several places throughout the document you include statements indicatingthat the board believes that the transaction is fair to you and your “stockholders,” that youand your “stockholders are much better served” as a result of the proposed transaction and thatyou considered whether the transaction is fair to your “minority stockholders.” Please revise your disclosure to address whether the transaction is fair to “unaffiliated” security holders as required by Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A.

Response:

The 14C has been revised to address whether the transaction is fair to “unaffiliated” stockholders in accordance with the Staff’s comment.

6.           Please revise your disclosure to minimize unnecessary repetition throughout the documentwhere the effect is simply to lengthen the document without enhancing understanding.  In thisregard, please review the Summary Term Sheet and the Questions and Answers sections togetherto ensure that the information disclosed in one section is not repetitive of the other.  Similarly, please review the disclosure throughout the document to avoid redundant disclosure.  As one example, we note that you describe the mechanics of the reverse stock split multiple times throughout the document.

Response:

The 14C has been revised to minimize unnecessary repetition in accordance with the Staff’s comment.

Summary Term Sheet, page 3

7.           In an appropriate section, please revise to include an estimate of the number of holders after thereverse stock split.

Response:

The 14C has been revised to include an estimate of the number of the Company’s shareholders after the reverse stock split in accordance with the Staff’s comment. Please see page 3.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Questions and Answers Concerning the Stockholder Action Taken

Why did we choose to adopt a reverse stock split? Page 6

8.           It appears that the second paragraph is not responsive to the question posed regarding why youchose to adopt a reverse stock split, but rather provides information as to the mechanics of theproposed split.  Please consider removing it to avoid redundant disclosure.

Response:

The second paragraph under “Why did we choose adopt a reverse stock split” has been removed in accordance with the Staff’s comment.

Who is paying the cost of this information statement … ? page 6

9.           This question is repeated on page 7 though the answers you have provided to thequestions differand in some instances are inconsistent.  Please revise to eliminate duplication and ensurethat theresponse provided is accurate.

Response:

This question has been removed from the “Questions and Answers” section of the 14C as it is addressed under the “Term Sheet” section.

How did we determine the ratio for the reverse stock split? page 6

10.         We note that you refer to an “analysis of stock.”  Please revise to include all the informationrequired by Item 1015 of Regulation M-A, or advise us.

Response:

The 14C has been revised to clarify that the analysis of the Company’s outstanding stock was conducted by the Company directly.

Did we consider other alternatives to the reverse split? page 7

11.         You indicate here that the only alternative considered to the reverse split was to maintainthestatus quo.  However, on pages 9 and 15 and elsewhere in the document that you not onlyconsidered the sale of part or all of your assets but that you are currently engaged indiscussions with other companies with respect to the sale of all or part of our business.  Please explain why you did not include here of in Special Factors-Purposes, Alternatives and Effects of the Reverse Split a discussion of the sale of part or all of your business in response to Item 7 if Schedule 13E-3 and Item 1013 of Regulation M-A.

Response:

Although the Company has considered and is currently engaged in discussions regarding the sale of all or part of its business, the Company does not consider such discussions an “alternative” to the going private transaction.  Because any such sale will require an agreement with a third party, there is no assurance that any sale of the Company will be completed, whereas the Company has obtained director and shareholder approval of the going private transaction, and no agreement with a third party is required. Accordingly, the Company is simultaneously pursuing both the going private transaction and discussions regarding a sale, and one is not an alternative to the other, notwithstanding that the completion of a sale of the Company may make the going private transaction unnecessary.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Special Factors

12.         Please revise to include a background section which describes each contact, meeting, ornegotiation that took place regarding the reverse stock split, any alternative structures ortransaction and the substance of the discussions or negotiations at each meeting.  Please identifyany counsel and the members of management who were present at each meeting. In addition, we note that there were discussions in the past regarding a sale; please describe any sale discussions during the past two years.

Response:

The 14C has been revised to include a background section which describes each contact, meeting or negotiation regarding the reverse stock split and any alternative structures or transaction, and to describe any sale discussions, to the extent the Company has been able to determine such information, based on the Company’s records of such contacts and discussions.

Purpose, Alternatives and Effects of the Reverse Split

13.         Please describe which listing standards were not met and how Aspyra was not in compliancewith the NYSE Amex Guide.

Response:

The 14C has been revised to describe how which NYSE Amex listing standards were not met and how Aspyra was not in compliance with the NYSE Amex Guide in accordance with the Staff’s comment.

Reasons for the Reverse Split, page 8

14.         Please revise your disclosure to clarify why you are seeking to undertake the going privatetransaction at this time as opposed to other time in the company’s operating history, given that the factors you list as contributing to the decision to take the company private appear to have existed for several years since the enactment of the Sarbanes-Oxley Act.  See Item 1013(c) of Regulation M-A.

Response:

The 14C has been revised to clarify why the Company is seeking to undertake the going private transaction at this time in accordance with the Staff’s comment.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

15.         We note your discussion of the benefits of the reverse stock split is not accompanied by adescription of the detriments of the going private transaction.  Please provide a comprehensivediscussion of the detriments of the transaction, which should be quantified to the extentpracticable.  See Instruction 2 to Item 1013 of Regulation M-A.

Response:

The 14C has been revised to provide a comprehensive discussion of the detriments of the going private transaction in accordance with the Staff’s comment. The Company does not believe the detriments can be quantified.

16.         You include among the factors considered by the board in approving the reverse split ananticipated savings of approximately $750,000 on an annual basis relating to costsassociated with the preparation and filing of period reports with the SEC.  Please providesupportfor this quantification.

Response:

The 14C has been revised to provide support for the Company’s quantification of its anticipated savings in accordance with the Staff’s comment.

Fairness of the Reverse Split, page 11

17.           All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevantto the fairness determination in a Rule 13e-3 transaction and should be discussed.  While we noteyour discussion with respect to book value, it does not appear that you have sought to explainwhy the consideration to be paid at the current market price is fair in relation to historical market prices, going concern value or liquidation value, especially given that the market price is currently at nearly its lowest point in the past three years.  Revise the discussion to address these factors or to explain why you did not consider any particular valuation technique.  See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response:

The 14C has been revised to explain why the Company did not consider any particular valuation technique in accordance with the Staff’s comment.

Very Truly Yours,

/s/ Jeff Cahlon